CBL & ASSOCIATES PROPERTIES, INC.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, Tennessee 37421-6000

January 3, 2007

Mr. Robert Telewicz

Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4561

Washington, DC 20549

RE:	CBL & Associates Properties, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 15, 2006

Forms 10-Q for Fiscal quarters Ended March 31, 2006 and June 30, 2006

File No. 001-12494

Via EDGAR Filing System

Dear Mr. Telewicz:

In reference to your comment letter of November 20, 2006 and with respect to your review of CBL & Associates Properties, Inc.’s Form 10-K for the year ended December 31, 2005, and Forms 10-Q for the quarters ended March 31, 2006, and June 30, 2006, this letter sets forth our response to each comment, numbered to correspond to your letter.

Form 10-K For The Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds From Operations, page 56

1.

We have read and considered your response to comment two. Given the adjustments you make to FFO, tell us what consideration you have given to including the disclosure items noted in question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Additionally, explain to us how you determined your calculation of FFO from continuing operations was appropriate and why the amount calculated by you would differ from FFO inclusive of minority interest, less preferred dividends.

Based on the phone conversations we had with you subsequent to receiving your letter dated November 20, 2006, we would like to clarify that FFO of our operating partnership and FFO applicable to common shareholders referred to in our response to comment one are both net of deductions for preferred dividends since the beginning amount in the reconciliation is net income available to common shareholders. Please see the example of our revised disclosure that is presented below. The deduction of preferred dividends from these amounts is consistent with our definition of FFO applicable to common shareholders that is described in our response to comment two.

We would also like to clarify that subtracting minority interest in earnings of the operating partnership from FFO of our operating partnership will not equal FFO applicable to common shareholders. Rather, the sum of minority interest in earnings of the operating partnership and the minority interest in the operating partnership’s share of depreciation and amortization expense and gains (losses) on sales of operating real estate must be subtracted from FFO of the operating partnership in order to arrive at FFO applicable to common shareholders.

We refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and the corresponding answer related to excluding recurring items from a non-GAAP performance measure. We do not believe that this guidance is applicable to our disclosure, as we have not excluded any recurring items in the computation of FFO of our operating partnership or FFO applicable to common shareholders.

In order to illustrate the revised disclosure and presentation that we proposed to include in future filings (please refer to our responses to comments one and two in our letter to you dated October 12, 2006), we are providing the following example of the revised disclosure and the revised reconciliation of net income available to common shareholders to FFO applicable to common shareholders using the actual amounts from our Form 10-K for the year ended December 31, 2005 that you requested in our phone conversation.

Illustration of Expanded Disclosure and Revised Reconciliation

Funds From Operations (“FFO”) is a widely used measure of the operating performance of real estate companies that supplements net income determined in accordance with generally accepted accounting principles (“GAAP”). The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (computed in accordance with GAAP) excluding gains or losses on sales of operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures and minority interests. Adjustments for unconsolidated partnerships and joint ventures and minority interests are calculated on the same basis. We present FFO net of preferred dividends, which NAREIT has clarified through subsequent guidance to represent FFO applicable to common shareholders and to be an appropriate performance measure so long as it is described accordingly. Our method of calculating FFO applicable to common shareholders may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

We believe that FFO provides an additional indicator of the operating performance of our properties without giving effect to real estate depreciation and amortization, which assumes the value of real estate assets declines predictably over time. Since values of well-maintained real estate assets have historically risen with market conditions, we believe that FFO enhances investors’ understanding of our operating performance. The use of FFO as an indicator of financial performance is influenced not only by the operations of our properties and interest rates, but also by our capital structure.

We present both FFO of our operating partnership and FFO applicable to common shareholders, as we believe that both are useful performance measures. We believe FFO of our operating partnership is a useful performance measure since we conduct substantially all of our business through our operating partnership and, therefore, it reflects the performance of the properties in absolute terms regardless of the ratio of ownership interests of our common shareholders and the minority interest in our operating partnership. We believe FFO applicable to common shareholders is a useful performance measure because it is the performance measure that is most directly comparable to net income available to common shareholders.

In our reconciliation of net income available to common shareholders to FFO applicable to common shareholders that is presented below, we make an adjustment to add back minority interest in earnings of our operating partnership in order to arrive at FFO of our operating partnership. We then apply a percentage to FFO of our operating partnership to arrive at FFO applicable to common shareholders. The percentage is computed by taking the weighted average number of common shares outstanding for the period and dividing it by the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period.

FFO does not represent cash flows from operations as defined by accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income for purposes of evaluating our operating performance or to cash flow as a measure of liquidity.

The reconciliation of net income available to common shareholders to FFO applicable to common shareholders is as follows:

	Year Ended December 31,
	2005	2004	2003
Net income available to common shareholders	$ 131,907	$ 102,802	$ 124,506
Minority interest in earnings of operating partnership	112,061	85,186	106,532
Depreciation and amortization from:
Consolidated properties	179,651	142,012	112,826
Unconsolidated affiliates	9,210	6,144	4,307
Discontinued operations	1,860	618	965
Non-real estate assets	(861)	(586)	(508)
Minority investors’ share of depreciation and amortization in consolidated joint ventures	(1,390)	(1,230)	(1,111)
(Gain) loss on:
Sales of operating real estate assets	(42,562)	(23,696)	(71,886)
Discontinued operations	82	(845)	(4,042)
Funds from operations of our operating partnership	389,958	310,405	271,589
Percentage applicable to common shareholders(1)	54.77%	54.68%	53.96%
FFO applicable to common shareholders	$ 213,596	$ 169,725	$ 146,552

(1) Represents the weighted average number of common shares outstanding for the period divided by the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period.

2.	We have read and considered your response to comment four. We will continue to monitor your filing for your amended Form 10-K for the year ended December 31, 2005.

We filed an amended Form 10-K for the year ended December 31, 2005 on December 27, 2006.

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001.

Sincerely,

CBL & ASSOCIATES PROPERTIES, INC.

/s/ John N. Foy

John N. Foy

Chief Financial Officer

cc. Ms. Yolanda Crittendon